

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
January 4, 2013

<u>Via Email</u>
Brian E. Schaaf
Assistant Treasurer
Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
c/o U.S. Bank Trust National Association
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801

> **Re:** **Ford Credit Floorplan Master Owner Trust A**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed December 27, 2012**
> **File No. 333-60756-04**

Dear Mr. Schaaf:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert Errett

                                        Robert Errett
                                        Special Counsel

cc: Susan Thomas